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                                                           SEC FILE NUMBER:
                                                               000-50886
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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

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(Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR
             For Period Ended:       May 9, 2006
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              [ ]  Transition Report on Form 10-K
              [ ]  Transition Report on Form 20-F
              [ ]  Transition Report on Form 11-K
              [ ]  Transition Report on Form 10-Q
              [ ]  Transition Report on Form N-SAR
             For the Transition Period Ended:
                                             ---------------------------------

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

NTL HOLDINGS INC.
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Full Name of Registrant

NTL INCORPORATED
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Former Name if Applicable

909 THIRD AVENUE, SUITE 2863
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Address of Principal Executive Office (Street and Number)

NEW YORK, NY 10022
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

NTL Holdings Inc. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 (the "Form 10-Q"), within the prescribed time period without unreasonable effort or expense, because the reverse acquisition of the Company's ultimate parent company, NTL Incorporated, formerly known as Telewest Global, Inc., which closed in March, resulted in a number of complex accounting issues for both companies. As a result, the Company has not been able to complete its internal review of its financial statements for the fiscal quarter ended March 31, 2006 prior to the filing deadline. The form 10-Q, which was due to be filed on May 10, 2006, is expected to be filed prior to or on May 15, 2006. The Company is filing this report for a five day extension, from May 10, 2006 to May 15, 2006, for filing its Form 10-Q.

The consummation of the Merger was previously reported on the Company's Current Report on Form 8-K filed on March 9, 2006. NTL Incorporated's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 was timely filed on May 10, 2006.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
     Bryan H Hall                         212                 906-8440
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              (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                          Yes  [X]   No   [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           Yes [X]   No   [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The loss from continuing operations in the quarter ending March 31, 2006 was (pound)115.6 million, compared with a loss from continuing operations for the same period in 2005 of (pound)65.9 million. The increased loss in primarily the result of a loss on extinguishment of debt of (pound)32.4 million related to the financing activity with respect to the above mentioned Merger.

                                NTL HOLDINGS INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    May 10 2006                              By     /s/ Bryan H Hall
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).